Exhibit 1.1

CDC Software Completes Acquisition of JRG

On-Demand Planning and Scheduling Applications are Highly Complementary Additions to the Company’s Global Suite of Industry-Specific Enterprise Applications

Atlanta - February 7, 2006 - CDC Software, a wholly owned subsidiary of CDC Corporation (NASDAQ: CHINA), today announced that it has completed the purchase of substantially all the business assets of JRG Software, Inc., a leader in on-demand supply chain planning solutions delivered as Software as a Service (SaaS).

The One Plan applications from JRG add complementary on-demand factory planning and scheduling to the CDC Software enterprise suite of industry-leading enterprise resource planning (ERP), customer relationship management (CRM) and supply chain management applications. CDC Software’s products include Ross Systems’ ERP and SCM, Pivotal’s CRM and IMI’s warehouse management and order management solutions.

“The addition of One Plan to our current offering of on-demand applications will enable us to quickly expand into new market segments and geographies,” said Rick Marquardt, president of CDC Software. “We are committed to industry leadership in both the hosted model of software services, particularly in hyper-growth developing markets, and enterprise software via traditional licenses where it is best suited to a particular customer or industry.”

JRG’s One Plan is an on-demand solution for factory planning and scheduling that combines a highly interactive graphical planning environment with integrated business intelligence to enable the real-time creation, sharing and monitoring of production plans across a manufacturing organization.

Added Mr. Marquardt, “With direct alignment in our focus on the food and consumer products industries, and the complementary nature of the solutions, we’re moving fast to assimilate the One Plan applications, and JRG customers into our company. The JRG customers are already live on our Web-based customer management and support system, which of course, is an application of Pivotal CRM. We’ve also begun cross-selling our enterprise applications to the JRG customers and One Plan on-demand scheduling applications to our global base of CDC Software customers. In addition, we’re expanding our marketing and sales programs to sell the One Plan applications across the process manufacturing industries including pharmaceuticals and chemicals. The One Plan applications have proven to be very effective in food and consumer products, and through the global reach of CDC Software, we’ll build on that success to quickly take the lead in on-demand scheduling for process manufacturing overall.”

“We are very pleased by the continuing commitments to customer success and product evolution from CDC Software,” said Dr. George Roumeliotis, former CEO of JRG. “CDC Software’s customer-driven approach to support, service and product advancement will be highly beneficial to Ghirardelli Chocolate, Carvel Ice Cream, Wise Snacks, See’s Candies and all our customers from JRG.”

Steven Chan, acting CEO of CDC Corporation, said, “Our rapid completion of the JRG acquisition and its assimilation into CDC Software is just one example of the value we will create as we execute on our strategy of growth through organic expansion and targeted acquisitions. Now, more than ever, we are committed to leveraging our strong balance sheet of US$212 million in net cash to acquire synergistic companies and products, and strengthen our position as a global leader in the enterprise software markets.”

About Pivotal Corporation [top]

About Pivotal

Pivotal Corporation, a software unit of CDC Corporation (NASDAQ: CHINA), is a leading provider of customer relationship management (CRM) applications to help organizations create superior customer experiences. Pivotal’s CRM applications offer rich functionality, a highly flexible application platform, a full application suite, and best-in-class customization abilities, all with a low total cost of ownership. Pivotal delivers software and services that are designed to produce meaningful increases in revenues, margins, and customer loyalty. More than 1,800 companies around the world have licensed Pivotal, including Farm Credit Services of America, WCI Communities, Premera Blue Cross, Qiagen, ESRI, AvMed Health Plans, Sharp Electronics Corporation, and CMS Cameron McKenna.

Pivotal’s complete CRM software suite includes a powerful application platform and additional capabilities in analytics, mobile CRM, and partner management. For more information about Pivotal Corporation, please visit www.pivotal.com.

About CDC Corporation

CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review the company has reorganized into two primary operating business units, CDC Software and China.com Inc.

For more information about CDC Corporation, please visit the website www.cdccorporation.net.

About CDC Software

CDC Software, the software unit of CDC Corporation, offers a broad range of software solutions for mid-sized enterprises. These products are utilized by approximately 4,000 customers worldwide.

For more information about CDC Software, please visit the website www.cdcsoftware.com.

Forward Looking Statements [top]

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the transaction between CDC Software and JRG, future financial and operating results, benefits and synergies of the transaction, future opportunities for the products, and the effects of corporate restructurings and strategic initiatives at the company. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: the ability to realize strategic objectives by taking advantage of market opportunities in targeted markets and sectors; the ability to make changes in business strategy, development plans and product offerings; the ability to integrate operations, technology or new acquisitions in accordance with the company’s business strategy; and the effects of restructurings and rationalization of operations. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2004 on Form 20-F/A filed on October 11, 2005. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

Contact [top]

Craig Celek, Vice President, Investor Relations, CDC Corporation

Tel : 1 (212) 661 2160

Email: craig.celek@cdccorporation.net

Copyright Information [top]

© 2006 Pivotal Corporation. All rights reserved. Pivotal is a registered trademark of Pivotal Corporation. All other trade names mentioned are trademarks and/or registered trademarks of their respective owners.